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EXHIBIT 99(a)(11)

FORM OF ELECTRONIC LETTER TO OPTION HOLDERS

September 15, 2003

Dear Datalink Employee:

        As you know, on August 29, 2003, we commenced a stock option exchange program under which eligible employees have the opportunity to voluntarily surrender eligible stock options in exchange for a future new grant of options to purchase our common stock. The terms and conditions of this offer are explained in the Offer to Exchange and Letter of Transmittal sent to you on August 29.

        I am writing to let you know of certain modifications that we have made to the terms of the Option Exchange Program as described in the Offer to Exchange. These modifications are set forth in more detail in Amendment No. 1 to Schedule TO that we have filed with the Securities and Exchange Commission today, and the descriptions of those modifications contained in this letter are qualified in their entirety by reference to that amendment.

        1.     We have clarified that, in order to vest in your Replacement Options two years after we grant them, you must then be an employee and not merely an independent contractor providing services to us.

        2.     We have clarified that, subject to our rights to extend, terminate and amend the Option Exchange Program, we will accept all timely tendered options promptly after expiration of the deadline to elect to participate in the Stock Option Program.

        3.     We have clarified that if we do not accept your timely tendered options within 40 business days after commencement of the Option Exchange Program (i.e., by October 27, 2003), the Option Exchange Program will expire and we will not cancel your options.

        4.     We have clarified that if we waive a condition of the Option Exchange Program (other than defects or irregularities in any election made with respect to any particular options or any particular option holder), we will waive that condition as to all options and all option holders.

        5.     We have clarified that our right to postpone, terminate or amend the Option Exchange Program is limited to the list of events described in Section 6 of the Offer to Exchange entitled "Conditions of the Option Exchange Program." We also clarified that the last item on this list of events requires us to determine that the material change in our business is adverse.

        6.     We have clarified that, to our knowledge, we require no regulatory approvals to proceed with the Offer to Exchange.

        As a reminder, if you decide to tender your eligible options, you must complete, sign and return the Signature Page to the Letter of Transmittal so that we receive it prior to 11:00 P.M., Central Standard Time, on September 26, 2003.

        If you have any questions concerning the offer, please call Mary E. West at (952) 279-4847 or email her at mwest@datalink.com.

Very truly yours,
/s/ GREG R. MELAND President and Chief Executive Officer

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FORM OF ELECTRONIC LETTER TO OPTION HOLDERS